

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2012

Via E-mail
Dean Huge
Chief Financial Officer
Norman Cay Development, Inc.
2817 NE 32 Street, #201
Fort Lauderdale, FL 33306

> **Re:** **Norman Cay Development, Inc.**
> **Form 10-Q/A for the quarter ended January 31, 2012**
> **Filed on May 11, 2012**
> **Form 8-K/A dated January 23, 2012**
> **Filed on May 11, 2012**
> **Response letter dated May 11, 2012**
> **File No. 333-167284**

Dear Mr. Huge:

We have reviewed your filings and response letter dated May 11, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

Form 8-K/A filed May 11, 2012

Item 1. Business

1. We note your responses to comments 2 and 3 from our letter dated April 4, 2012. Please disclose your responses in the Form 8-K.

Adom Option Agreement, page 6

2. Please disclose that Xtra-Gold Exploration Limited paid $15,000 to Adom Mining Ltd. upon entering into the option agreement in October 2005.

3. Please disclose that the option agreement was amended on October 19, 2006 to reflect the reduction of the size of the licensed area from 39.65 km^2 to 20.60 km^2 due to the fact that the Minister reduced the size of the licensed area when it renewed the license in July 2006. Please file this letter from the Minister as an exhibit and explain why the size of the license area was reduced by almost half.

Option Assignment Agreement, page 7

4. Please disclose why Xtra Gold Exploration Limited did not apply until April 4, 2012 for formal approval of the assignment of option rights relating to Edum Banso Concession to Discovery Gold Ghana Limited when the Assignment Option Agreement was entered into on August 27, 2011. Disclose that the letter dated May 4, 2012 was from the Legal Committee of the Minerals Commission and stated only the following:

    - It acknowledged receipt of the application and accompanying documents;
    - It stated that it had reviewed the application "and will make the appropriate recommendation to the Minister;" and
    - It noted that consideration for the transfer of option rights is $10,000 payable immediately to the Minerals Commission.

    Disclose, if true, that final approval is conditioned upon consent to the assignment by the Minister and payment by Discovery Gold Ghana of $10,000. Disclose whether the Minister has approved the assignment of the option and whether Discovery Gold Ghana has paid the $10,000 fee. Discuss whether the assignment of the option rights was legally effective and enforceable prior to receiving approval from the Minister and paying the $10,000 fee.

5. Furthermore, please clarify the payment and other material terms of the Option Assignment Agreement. In this regard, disclose the payment of $125,000 cash and issuance of a note for $135,000 by Discovery Gold Ghana. Disclose that the filing of the Option Assignment Agreement with the Government of Ghana was conditioned upon payment of the note. Clarify that the issuance of 5,000 shares of common stock of Discovery Gold Ghana was intended to represent 5.71% of Norman Cay Development, Inc. upon the acquisition of Discovery Gold Ghana by Norman Cay Development. Disclose the conditions to the effectiveness of the Option Assignment Agreement, including the receipt of all regulatory approvals in Ghana, the U.S.A., and Canada including approval from the Minister of Mines and the TSX Exchange, if applicable. Disclose when all conditions were either met or waived.

Exhibits

6. Please file the January 24, 2010 addendum to the option agreement between Xtra Gold Exploration Limited and Adom Mining Company Limited.

Form 10-Q/A filed on May 11, 2012

Financial Statements

2.(h) Mineral Property Costs, page 9

7. It appears from your response to comment 13 of our letter dated April 4, 2012 that you plan to use a *cost recovery method* to recognize revenue from the sales of your Edum Banso prospecting rights. Please expand your accounting policy disclosure to specify the revenue recognition method you plan to apply to your Edum Banso prospecting rights and explain the rationale for your choice.

3. Acquisition of Discovery Gold Ghana Ltd.

8. We have considered your response to comment 12 of our letter dated April 4, 2012 along with your responses to comments 1 and 5 of that letter. We note the following:

   - Discovery Gold Ghana Limited (DGGL) was incorporated on April 7, 2011,
   - Discovery Gold Ghana Limited had limited transactions prior to its acquisition by Norman Cay Development, Inc. These transactions were limited to issuing shares and acquiring the Edum Banso prospecting rights and the option from Xtra-Gold Resources,
   - Norman Cay Development announced on July 14, 2011 that it had signed a letter of intent to acquire DGGL, which held "an exclusive option … with rights to acquire, explore and develop the Edum Banso gold project in the Western Region of Ghana,"
   - The transaction to acquire Adom Mining Ltd.'s Edum Banso prospecting rights was structured into two transactions (that of August 27, 2011 and of September 2, 2011) because Norman Cay Development, Inc., a Nevada corporation, is not permitted to directly hold a Ghanaian prospecting license and the option,
   - The August 27, 2011 transaction between Xtra-Gold Resources and Discovery Gold Ghana Limited (DGGL) transferred the asset in an arm's-length transaction between willing parties and reflects the then current amount at which the asset could be and was indeed bought and sold,
   - Section 2.2.2 of the of the executed Agreement for Assignment of Option Interest among Xtra-Gold Resources Corp., Discovery Gold Ghana Limited and other parties explicitly contemplates Xtra-Gold Resources receiving a 5.7% interest in Norman Cay Development, Inc. as consideration for transfer and assignment of the Edum Banso prospecting rights and the option, and
   - Management of the registrant views the August 27, 2011 transaction was a "great deal at the right time" for Xtra-Gold Resources, a deal by which Xtra-Gold Resources "obtained future interest in 5.7% of Norman Cay as whole."

It appears to us therefore that the August 27, 2011 portion of this structured transaction is substantive and reflects that sale and purchase of the asset in question in an arm's-length transaction between willing parties, with inactive shell company, DGGL, acting as a device and/or nominee for Norman Cay Development. Consequently it appears to us that the consideration transferred (cash and 5.7% equity interest) as contractually contemplated between Xtra-Gold Resources and the registrant together with DGGL best reflects the fair value of the consideration exchanged. Please advise or revise.

You may contact Joseph Kempf, Staff Accountant, at 202-551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3810, if you have questions regarding comments on the financial statements and related matters. You may contact Ajay Koduri, Staff Attorney, at 202-551-3310; Kathleen Krebs, Special Counsel, at 202-551-3350; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Wei Wang, Esq.
        Sichenzia Ross Friedman Ference LLP